transalta

Notice of Availability of Proxy Materials for TransAlta Corporation Annual and Special Meeting

Meeting Date and Time: April 24, 2025, at 11:30 a.m. (Mountain time)

Location: via live audio webcast online at https://meetings.lumiconnect.com/400-164-661-424

Please be advised that the proxy materials for the above noted securityholder meeting are available for viewing and downloading online. This document provides an overview of these materials, but you are reminded to access and review the management proxy circular and other proxy materials available online prior to voting. These materials are available at:

https://odysseytrust.com/client/transalta

OR

www.sedarplus.ca

Obtaining Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost. Requests for paper copies must be received by **April 4, 2025,** in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the materials for up to one year from the date the materials were filed on www.sedarplus.ca.

For more information regarding notice-and-access or to obtain a paper copy of the materials you may contact our transfer agent, Odyssey Trust Company, via https://odysseytrust.com/ca-en/help/ or by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting

The resolutions to be voted on at the meeting, described in detail in the Management Proxy Circular, are as follows:

Election of Directors

Electing eleven (11) directors of the Company at the Meeting (information respecting the election of directors may be found in the Management Proxy Circular under "Business of the Meeting – Item of Business 1: Election of Directors").

Appointment of Auditors

The reappointment of Ernst & Young LLP, as the auditors of the Company (information respecting the reappointment of auditors may be found in the Management Proxy Circular under "Business of the Meeting - Item of Business 3: Reappointment of Auditors").

Say-on-Pay

Accepting the Company's approach to executive compensation (information respecting executive compensation may be found in the Management Proxy Circular under "Business of the Meeting – Item of Business 4: Advisory Vote on Executive Compensation").

Continuation of Shareholder Rights Plan

The confirmation of the approval of the continuation of the Amended and Restated Shareholder Rights Plan (information respecting the continuation of the Amended and Restated Shareholder Rights Plan may be found in the Management Proxy Circular under "Business of the Meeting – Item of Business 5: Renewal of Shareholder Rights Plan").

Voting

To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by 11:30 a.m. (Mountain time) on Tuesday, April 22, 2025.

Stratification

The Issuer is providing paper copies of its Management Proxy Circular only to those registered shareholders and beneficial shareholders that have requested to receive paper materials. See "Obtaining Paper Copies of the Proxy Materials" above.

Annual Financial Statements

The Issuer is providing paper copies or emailing electronic copies of its annual financial statements only to those registered shareholders and beneficial shareholders that have opted to receive annual financial statements and have indicated a preference for either delivery method.